Exhibit 21.1

Subsidiaries of Registrant

Legal Name	Jurisdiction of Incorporation
Houlihan Lokey Capital (Holdings) Limited	England
Houlihan Lokey Capital, Inc.	California
Houlihan Lokey Financial Advisors, Inc.	California
Houlihan Lokey EMEA, LLP	England
Houlihan Lokey (China) Limited	Hong Kong